Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

May 25, 2018

BY EDGAR TRANSMISSION

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Perth Mint Physical Gold ETF

Registration Statement on Form S-1

Filed April 20, 2018

File No. 333-224389

Dear Ms. McManus:

This letter is submitted by Perth Mint Physical Gold ETF (the “Registrant”) in response to your letter dated May 17, 2018, relating to the above referenced filing (the “Filing”) by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 2 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

General

1.	Please provide your analysis regarding how the “Taking Delivery of Gold” mechanism described on page 41 of the prospectus complies with Rule 102 of Regulation M.

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Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 25, 2018

RESPONSE:

Perth Mint is relying upon the Class Relief from Regulation M provided by the exemptive order issued by the Division of Trading & Markets, dated June 21, 2006, regarding Regulation M relief for Commodity-Based Investment Vehicles (“CBIVs”). Exemptive relief was provided to the Sponsor, the Trusts, the Trustee, the Exchange, and “persons engaging in transactions in shares of the Trusts.”

In considering the appropriateness of relief with respect to the CBIVs, the Staff considered that the CBIVs continuously issue and redeem shares at net asset value and that neither the creation nor the redemption of the shares, nor purchases or sales of the CBIV’s shares in the secondary market, significantly impact their net asset value, and such transactions do not have a significant impact on the market value of the CBIV’s shares.

https://www.sec.gov/divisions/marketreg/mr-noaction/currencyshares062106-10a1.pdf

Accordingly, assuming the willingness of the Mint to exchange the Trust’s shares for physical gold would otherwise be prohibited by Rule 102 of Regulation M, the 2006 order would exempt such purchases in the secondary market from that prohibition.

Prospectus Cover Page

2.	We note that the name of the Trust includes the term “ETF.” Please revise your disclosure on the prospectus cover page that the Trust is not registered under the 1940 Act to cross-reference the risk factor discussion of this issue on page 24. Please also revise the relevant risk factor on page 24 to describe in greater detail the protections afforded by the 1940 Act, which are not available to investors here.

RESPONSE:

We have made the requested changes.

3.	Please add cover page disclosure clarifying the limits of the Government Guarantee. In this regard, we note your risk factor disclosure on page 21, as well as similar disclosure on page 26, that “in certain instances, the Government of Western Australia may not be able to satisfy the Trust’s claim” under the terms of the Government Guarantee. Please also revise your risk factor disclosure to describe the circumstances where the Government of Western Australia may not be able to satisfy the Government Guarantee, and clarify other applicable limitations on the Trust’s ability to enforce the Government Guarantee against the Government of Western Australia.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 25, 2018

RESPONSE:

There is no particular dollar limit or similar restriction with respect to the Trust’s ability to enforce the Government Guarantee against the Government of Western Australia. However, the risk factor disclosure is intended to disclose to investors that the Government Guarantee is subject to the claims-paying ability of the Government of Western Australia. We have added additional disclosure on the cover page, and under the risk factor disclosure to clarify this point.

Prospectus Summary

Taking Delivery of Physical Gold by Investors, page 6

4.	You state that Gold Corporation reserves the right to establish a minimum amount of Physical Gold that may be requested by an investor. Please clarify how you will communicate any minimum to investors.

RESPONSE:

This disclosure has been deleted as Gold Corporation no longer intends to establish a minimum amount.

5.	The last bullet of this section indicates that the Sponsors, including the Gold Corporation, are not involved in the exchange of the investor’s shares for Physical Gold. Please revise to reconcile this disclosure with other disclosure in this section that explains the steps an investor must take, including opening an account with Gold Corporation and completing an Application with the Gold Corporation, in order to take physical delivery of gold in exchange for the investor’s shares in the Trust.

RESPONSE:

We have made the requested revisions.

The Offering, page 10

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 25, 2018

6.	You state here, and in several instances throughout the filing, that no shares are issued unless the Custodian confirms that gold has been allocated, that “[t]he Custodian must allocate ownership of Physical Gold to the Trust such that no amount of Gold remains standing for the benefit of the Trust in the Trust Unallocated Metal Account at the Custodian’s close of business on each Business Day” and that “[i]n the event that the Custodian is unable to fully allocate ownership of Physical Gold to the Trust by 10:00 p.m. Perth time on each Business Day due to reasons outside of its control, the Custodian will use reasonable efforts to fully allocate Gold to the Trust Allocated Metal Account as soon as possible.” You also state on page 39 that “[i]f the Custodian has notified the Trustee and the Administrative Sponsor that it is unable to move the gold from the GC Metal Account or the Trust Unallocated Metal Account to the Trust Allocated Metal Account in connection with a particular purchase order or generally, the Trustee will reject the particular purchase order as well as any other subsequent purchase orders on the same business day.” Please revise your disclosure to reconcile these statements or tell us how they are consistent.

RESPONSE:

We have made revisions in an effort to clarify the disclosure as requested. Please note that the Custodian seeks to allocate ownership of Physical Gold to the Trust, but if the Custodian is unable to do so, provided that the gold had been credited to the Trust’s unallocated account, the Trustee would still issue Shares to the Authorized Participant. However, if the Custodian becomes aware on a particular Business Day that it will not be possible for it to allocate gold on that day (for example, due to a market disruption) it can notify the Trustee to reject purchase orders on that day. We do not think these statements are inconsistent. In one case, the Custodian is aware in advance that it will be unable to allocate and notifies the Trustee to reject purchase orders. In the other case, a purchase order has been received and despite the Custodian’s reasonable efforts it has been unable to allocate physical gold to the Trust allocated account.

Risk Factors, page 17

7.	We note your disclosure on pages 26 and 33 regarding the Standard & Poor’s long-term and short-term credit ratings for the Government of Western Australia. You state on page 26 that these ratings mean, respectively, “that Western Australia’s capacity to meet its financial commitment on a long-term obligation has been assessed by S&P to be very strong” and “that Western Australia’s capacity to meet its financial commitment on a short-term obligation has been assessed by S&P to be extremely strong.” Please revise your disclosure to clarify that these credit ratings relate to Western Australia’s probability of defaulting on its publicly issued debt and do not relate to Western Australia’s creditworthiness with respect to the Government Guarantee or its ability to satisfy a claim by the Trust under the terms of the Government Guarantee. Please also provide your analysis as to whether a consent is required with respect to the credit rating disclosure.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 25, 2018

RESPONSE:

The disclosure has been revised to remove references to Western Australia’s credit rating.

8.	On page 59 you state that each investor, by acceptance of a share, consents to the jurisdiction of the courts of the State of New York and any federal courts located in the borough of Manhattan in New York City. Please revise to add risk factor disclosure addressing the impact of this provision on investors. In this regard, please clarify if this is intended to operate as an exclusive forum provision, limiting an investor’s ability to bring suit against the issuer and/or sponsor to the courts identified above. If so, please describe the resulting risks and revise the discussion on page 59 to explain why the issuer/sponsor adopted this provision.

RESPONSE:

Please note that this provision is not an exclusive forum provision. The requested revisions have been made to add risk factor disclosure addressing the impact of this provision on investors.

Limited Investor Rights, page 24

9.	Please revise to specifically highlight the fact that the Trustee and Sponsor may impose or increase any fees or charges applicable to shares without an investor vote.

RESPONSE:

The requested revisions have been made.

The Perth Mint, page 33

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 25, 2018

10.	Please revise to clarify if the Government Guarantee is an unconditional guarantee.

RESPONSE:

The disclosure has been revised to clarify that the Government Guarantee is not subject to any conditions under applicable law establishing the guarantee.

Taking Delivery of Gold

Product Premiums and Other Charges, page 42

11.	We note your response to comment 12 that product premiums and delivery fees will be dependent upon the type and amount of Physical Gold requested and the manner and location of delivery. Please revise your disclosure to describe in more detail how these product premiums and other expenses will be calculated. Please also provide estimates of such product premiums and fees. We also note your representation in response to comment 12 that product premiums and expenses will be fully disclosed to an investor in advance and your disclosure on page 41 that the application provided to an investor will set forth any applicable product premiums, delivery fees and any other fees and charges that may apply. However, we are unable to locate this information in the form of application provided in Appendix A. Please revise your Application as appropriate to itemize such fees and charges.

RESPONSE:

The disclosure has been revised to include a link to the Trust’s website where product charges will be outlined. Product prices will be based on prevailing market rates offered by the Gold Corporation generally for the type of physical gold that is being requested. An investor will also be responsible for the delivery fees associated with the transportation of the physical gold, which will also be based on the market rates of transportation providers. These amounts are variable and subject to change. Because this information can become quickly outdated, we do not believe it would be useful to investors to list a particular estimate of charges. We believe the best approach is to refer the investor to the Trust’s website, where the investor will have access to a calculator that will provide an estimate of the number of shares to be exchanged for the various products offered in advance of the investor submitting an Application. In addition, the Application has also been revised to include the itemized fees and charges.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 25, 2018

12.	Please also expand your disclosure to clarify whether and, if so, how the expenses and product premiums to be borne by investors requesting delivery of physical gold in exchange for their shares will correspond to the fine ounce content of physical gold received. For example, where an investor requests to exchange its shares for London bars, which may vary in fine ounce content, please tell us how you will reconcile processing fees to see that the fine ounces represented by the specific number of shares exchanged corresponds to the fine ounce content of physical gold to be delivered. Please also clarify if any fractional amount of redemption proceeds, in excess of the physical gold to be delivered, will be paid in cash based on NAV.

RESPONSE:

The fine ounces represented by the specific number of shares exchanged will not necessarily correspond to the fine ounce content of physical gold to be delivered to an investor. No amounts will be payable in cash. The investor will be provided a quote of the number of shares required to be delivered to obtain a specific gold product. The number of ounces represented by the shares will generally be higher than the amount of ounces to be delivered, because the number of shares delivered will also be covering delivery charges and product premiums. Additional wording has been added to specify that the Trust website, www.aaauetf.com contains a calculator that provides examples of fees and charges.

13.	We note your disclosure on page 42 that Gold Corporation may waive or reduce applicable product premiums and delivery fees from time to time and that any such waiver or reduction will be available to any eligible investor. Please expand your disclosure to explain how you will disclose such waivers and reductions in applicable product premiums and delivery fees to all eligible investors.

RESPONSE:

The disclosure has been revised to remove references to waivers and reductions, as Gold Corporation no longer intends to offer such waivers or reductions.

Anti-Money Laundering Screening, page 46

14.	Please revise to clarify if you expect U.S. or Australian anti-money laundering laws will apply in connection with an investor’s request to take delivery of physical gold. Please also clarify if Gold Corporation will comply with relevant anti-money laundering requirements in connection with its processing of any applications for delivery of physical gold.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 25, 2018

RESPONSE:

In order to take delivery of physical gold, an investor is required to open an account with Gold Corporation. In opening such an account, Gold Corporation would apply Australian anti-money laundering laws. The disclosure has been revised as requested to clarify the applicable anti-money laundering laws.

Description of the Shares

Voting Rights, page 61

15.	Please revise your disclosure to clarify, if true, that the enumerated matters are the only circumstances in which holders of the shares would be entitled to vote under the Trust Agreement.

RESPONSE:

The disclosure has been revised as requested.

The Sponsors

Suspension of Delivery of Physical Gold to Investors, page 64

16.	Please clarify how you will communicate any suspension of delivery of physical gold to investors.

RESPONSE:

The Registration Statement has been revised to specify that notification of suspension of delivery of physical gold will be via the Trust’s website.

Draft 8.1 Opinion

17.	We note the statement in the second paragraph on page B-3 of the draft tax opinion that “[t]his letter may not be . . . relied upon by any other person, firm or corporation, for any purpose, without our prior written consent.” Please have counsel revise the opinion to remove this inappropriate disclaimer on reliance, as investors are entitled to rely on the opinion expressed. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 25, 2018

RESPONSE:

The opinion has been revised as requested. A revised draft of the tax opinion is attached to this letter as Appendix A.

Exhibit Index

18.	Please tell us whether you intend to file the Government Guarantee as an exhibit. Please also tell us how you determined that the gold deposited with Gold Corporation, as Custodian, falls within the scope of the guarantee provided in Section 22 of the Gold Corporation Act 1987 (Western Australia).

RESPONSE: The Government Guarantee is not set forth in a separate written document that should be filed as an exhibit. Instead, the Government Guarantee is enshrined in the legislation establishing the Gold Corporation, namely the Gold Corporation Act 1987 (Western Australia). Pursuant to the terms of the Act, the Guarantee applies to any gold due, payable, and deliverable by Gold Corporation. Should an unexpected event occur causing the loss of Gold held by Gold Corporation as Custodian, the Trust would have recourse to the Government Guarantee in the event that Gold Corporation could not meet its obligations to restore the Gold.

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc: J. Garrett Stevens, Exchange Traded Concepts, LLC

APPENDIX A

Draft Exhibit 8.1 Opinion

[●], 2018

Gold Corporation

as Custodial Sponsor to Perth Mint Physical Gold ETF

310 Hay Street

East Perth

WA 6004

Australia

Exchange Traded Concepts, LLC

as Administrative Sponsor to Perth Mint Physical Gold ETF

10900 Hefner Point Drive, Suite 207

Oklahoma City, OK 73120

Re:	Discussion of Federal Income Tax Consequences - Perth Mint Physical Gold ETF

Ladies and Gentlemen:

We have acted as counsel for Gold Corporation (the “Custodial Sponsor”) and Exchange Traded Concepts, LLC (the “Administrative Sponsor” and, together with the Custodial Sponsor, the “Sponsors”), in their capacity as the sponsors of the Perth Mint Physical Gold ETF, an investment trust formed under the laws of New York State (the “Trust”), in connection with the Trust’s filing on [●], 2018 with the Securities and Exchange Commission (the “Commission”) of its registration statement on Form S-1 (as amended, the “Registration Statement”), including the prospectus included in Part I of the Registration Statement (the “Prospectus”), under the Securities Act of 1933, as amended (the “1933 Act”) (No. 333-[●]). The Registration Statement relates to the proposed registration, issuance and sale by the Trust of [●] shares of fractional undivided beneficial interest in and ownership in the Trust (the “Shares”).

You have requested our opinion in our capacity as special federal income tax counsel to the Sponsors, regarding the discussion relating to federal income tax matters under the heading “Federal Income Tax Consequences” in the Prospectus. In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such instruments, documents and records as we have deemed relevant and necessary to examine for the purpose of this opinion, including but not limited to (a) the Prospectus and the exhibits thereto, (b) the Trust’s Depository Trust Agreement dated [●], among the Sponsors, as sponsors, and The Bank of New York Mellon (the “Trustee”), as trustee (the “Trust Agreement”), (c) the Trust Allocated Metal Account Agreement between Gold Corporation and the Trustee, dated as of [●], 2018, (d) the Trust Unallocated Metal Account Agreement between Gold Corporation and the Trustee, dated as of [●], 2018, (e) the officers’ certificates dated as of the date hereof, provided to us by the Sponsors (the “Officers’ Certificates”), and (f) such other instruments, documents, statements and records of the Trust and others as we have deemed relevant and necessary to examine and rely upon for the purpose of this opinion, (collectively (a) - (f), the “Documents”).

A-1

In our examination of the foregoing Documents, we have assumed with your consent that: (i) all Documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original Document are genuine, (iii) each party who executed the Document had proper authority and capacity, (iv) all representations and statements set forth in such Documents are true and correct, (v) all obligations imposed by any such Documents on the parties thereto have been performed or satisfied in accordance with their terms, (vi) the accuracy of the representations contained in the Officers’ Certificates and that each representation contained in the Officers’ Certificates is accurate and complete without regard to such qualification as to the best of the officers’ knowledge, (vii) the Documents present all the material and relevant facts relating to the subject matter hereof, (viii) the Trust will operate in accordance with the Documents (ix) the Sponsors, the Trustee, and the Trust, will not make or cause any amendments to the Documents, in particular the Trust Agreement or any other Document after the date of this opinion that is material to the Trust’s federal income tax classification, and (x) no action will be taken by the Sponsors, Trustee, or the Trust, after the date hereof that would have the effect of altering the facts upon which the opinion set forth below is based.

As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission) upon written or oral statements of officers and other representatives of the Sponsors and any other information supplied to us by the Sponsors; we have no reason to believe that any of that information is inaccurate, untrue, or incomplete, but, as noted, we have not attempted to independently verify any of it. Where the factual representations contained in the Officers’ Certificates involve matters of law, we have explained to the Sponsors’ representatives the relevant and material sections of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations, published rulings of the Internal Revenue Service (“IRS”) and other relevant authority to which such representations relate and are satisfied that the Sponsors’ representatives understand such provisions and are capable of making such representations. As of the date hereof, no facts have come to our attention, which would lead us to believe that we are not justified in relying upon the Officers’ Certificates.

Based upon the foregoing and subject to the qualifications set forth in this letter, we advise you that the discussion in the Prospectus as set forth in the section “Federal Income Tax Consequences”, to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct and complete in all material respects.

The opinion set forth above represents our conclusion based upon the Documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein.

The opinion set forth in this letter is based on relevant provisions of the Code, the Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the IRS (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

A-2

This letter is limited to those matters expressly covered and no opinion is expressed in respect of any other matter. This letter is being rendered to the Sponsors of the Trust and may be relied upon only by the Sponsors, the Trust and the Trust’s shareholders, and may not be relied upon for any other purpose, or furnished to, quoted in whole or in part or relied upon by any other person, firm or corporation, for any purpose, without our prior written consent.

The opinion set forth in this letter is rendered only to you, and are solely for your use in connection with the submission to the Commission as an exhibit to the Prospectus. We hereby consent to the filing of this letter as an exhibit to the Prospectus and to the use of the name of our firm under the caption “Federal Income Tax Consequences” of the Prospectus. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the Commission thereunder.

Very truly yours,

A-3